PRICE WATERHOUSE LLP



September 10, 1996



Mr. John D. Kuhns
Chief Executive Officer
New World Power Corporation
The Farmhouse
558 Lime Rock Road
Lime Rock, CT  06039

Dear John:

Unfortunately, we have unable to reach each other via phone during the last couple of weeks. The purpose of my phone call was to inform you that Price Waterhouse LLP will be unable to continue as the New World Power Corporation's accountant for the 1996 audit year.

Obviously, we will cooperate to facilitate a transition to other accountants. I am available to discuss this in more detail at your convenience.

Regards.

/s/ J. Timothy Reilly

J. Timothy Reilly


cc:      Robert W. MacDonald


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